Exhibit 99.68

EXECUTION VERSION

BOARD OBSERVATION RIGHTS AND DIRECTOR NOMINATION AGREEMENT

THIS BOARD OBSERVATION RIGHTS AND DIRECTOR NOMINATION AGREEMENT (this “Agreement”) is entered into as of April 23, 2019 by and among Prometic Life Sciences Inc., a Canadian corporation (the “Company”), and certain holders of securities of the Company party to this Agreement (collectively, the “Investor Parties”). The Company and the Investor Parties are referred to herein collectively as the “Parties” and each, individually, as a “Party”. Unless otherwise defined herein, all capitalized terms used herein are defined in Annex A hereto.

WHEREAS, reference is hereby made to (i) that certain Private Placement Subscription Agreement, dated as of April 15, 2019 (the “Subscription Agreement”), by and among the Company and the Investor Parties, pursuant to which the Company agreed to sell, and the Investor Parties agreed to purchase, common shares of the Company (“Common Shares”) on the terms and subject to the conditions set forth therein and (ii) that certain Registration Rights Agreement, dated as of the date hereof (the “Registration Rights Agreement”), by and among the Company and the Investor Parties, pursuant to which the Company and the Investor Parties agreed to certain rights in connection with the registration of the Common Shares held by the Investor Parties; and

WHEREAS, the Parties desire to enter into this Agreement to define certain rights and obligations of the Parties, including, without limitation, certain observation and board nomination rights that the Investor Parties or their permitted assigns, as applicable, shall have with respect to the Board of Directors of the Company (the “Board”) and its successors in accordance with the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Section 1. Board of Directors.

(a) Subject to the terms and conditions of this Agreement, from and after the Nasdaq Listing Date and until a Termination Event (as defined below) shall have occurred, the Investor Parties, or their permitted assigns, as applicable, shall have the right to jointly designate up to one (1) person in the aggregate to be appointed or nominated, as the case may be, for election to the Board (including any successor, each, a “Nominee”); provided that (i) the Nominee must qualify under the Canada Business Corporations Act and the rules of any stock exchange on which the Common Shares are listed to act as a director thereof and (ii) the designation of the Nominee must be the subject of a favorable recommendation of the Nomination and Corporate Governance Committee of the Board (the “Nomination Committee”), acting reasonably and in good faith and taking into account the profile and expertise required of a director of the Company (collectively, the “Director Eligibility Criteria”) (it being understood that Benny Soffer and any other employee, affiliate, member or partner of the Investor Parties or their affiliates shall be deemed to be acceptable to, and shall be recommended by, the Nomination Committee in accordance with this Section 1(a)(ii)). The Nomination Committee shall make its determination and recommendation regarding whether the applicable Nominee meets the Director Eligibility Criteria as promptly as practicable, and in any case within five (5) business days, after receiving notice from the Investor Parties regarding the proposed designation of such Nominee. In the event the Nomination Committee does not accept a Nominee as a result of such Nominee failing to meet the Director Eligibility Criteria, the Investor Parties shall have the right to recommend an additional Nominee whose appointment shall be subject to the recommendation by the Nomination Committee in accordance with the procedures described above, and the Parties shall continue to follow the procedures of this Section 1(a) until an Investor Director is elected to the Board. For greater certainty, the total number of Nominees designated by the Investor Parties, collectively, that at any one time shall serve on the Board pursuant to this Agreement is one.

(b) The Company shall take all necessary and desirable actions such that, as of the Nasdaq Listing Date, (i) the size of the Board is increased by one (1) Director and (ii) Benny Soffer shall be appointed as a Director.

(c) The Company shall take all actions necessary to ensure that, until a Termination Event shall have occurred: (i) the applicable Nominee is included in the Board’s slate of nominees to the shareholders of the Company for each election of Directors; and (ii) each applicable Nominee up for election is included in the information circular prepared by management of the Company in connection with soliciting proxies for every meeting of the shareholders of the Company called with respect to the election of members of the Board, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of the Company or the Board with respect to the election of members of the Board. The Company will recommend, support and solicit proxies for the election of the applicable Nominee for every such meeting of the shareholders of the Company in the same manner as for all other Board members nominated for election at such meeting.

(d) The Investor Parties shall advise the Company of the identity of their Nominee at least fifty (50) days prior to any meeting of shareholders at which directors of the Company are to be elected or within ten (10) days of being notified of the record date for such a meeting. If the Investor Parties do not advise the Company of the identity of their Nominee prior to such deadline, then the Investor Parties will be deemed to have nominated their incumbent nominees.

(e) If a vacancy occurs because of the death, disability, disqualification, resignation, or removal of an Investor Director or for any other reason, the Investor Parties, or their permitted assigns, as applicable, shall be entitled to designate such person’s successor who complies with the Director Eligibility Criteria, and the Company will, within ten (10) days of such designation, take all necessary and desirable actions within its control such that such vacancy shall be filled with such successor Nominee.

(f) If a Nominee is not elected because of such Nominee’s death, disability, disqualification, withdrawal as a nominee or for any other reason, the Investor Parties, or their permitted assigns, as applicable, shall be entitled to promptly designate another Nominee and the Company will take all necessary and desirable actions within its control such that (i) the director position for which such Nominee was nominated shall not be filled pending such designation or (ii) the size of the Board shall be increased by one and the Company will, within ten (10) days of such designation, take all necessary and desirable actions within its control such that such vacancy shall be filled with such successor Nominee, as applicable.

(g) Notwithstanding anything to the contrary herein, if the Investor Parties or their permitted assigns, as applicable, have the right to designate a Nominee pursuant to this Section 1 and either (x) they have not exercised such right or (y) such Nominee has not been elected as an Investor Director, then the Investor Parties or their permitted assigns, as applicable, may elect at such time in their sole discretion to jointly designate one (1) Observer (as defined below) in accordance with Section 2 (and “Observer Election”), and the terms of Section 2 shall apply with respect to such Observer. For greater certainty, the total number of Observers designated by the Investor Parties, collectively, that may serve at any one time pursuant to this Agreement is one. The Investor Parties or their permitted assigns, as applicable, may revoke any such Observer Election at any time upon written notice to the Company, after which the Investor Parties or their permitted assigns, as applicable, shall be entitled to designate a replacement Observer in accordance with Section 2 or designate a Nominee in accordance with this Section 1.

(h) No Investor Director shall be subject to a minimum shareholding policy or similar ownership policy in connection with such individual’s status as a Director, and for greater certainty such Investor Director shall be entitled to all the rights, benefits and privileges afforded to the other Directors. The Company agrees that the Investor Parties and their respective Affiliates (other than the Investor Director) are not subject to any of the policies, codes, rules, standards and guidelines of the Company applicable to members of the Board (including any corporate governance guidelines and all relevant Board committee charter requirements and all confidentiality, conflicts of interest and trading and disclosure and other policies), including any such provisions relating to the trading in securities of the Company (collectively, the “Policies”).

(i) In accordance with the Company’s governing documents, the Board may from time to time by resolution establish and maintain one or more committees of the Board, each committee to consist of one or more Directors. The Company shall notify the Investor Parties, or their permitted assigns, as applicable, in writing of any new committee of the Board to be established at least fifteen (15) days prior to the effective establishment of such committee. If requested by the Investor Parties, or their permitted assigns, as applicable, the Company shall take all necessary steps to cause at least one Investor Director as requested by the Investor Parties, or their permitted assigns, as applicable, to be appointed as a member of each committee of the Board unless such designation would violate any legal restriction (including, for greater certainty, the provisions of National Instrument 52-110 – Audit Committees or National Policy 58-201 – Corporate Governance Guidelines) on such committee’s composition or the rules and regulations of any applicable exchange on which the Company’s securities may be listed.

(j) Prior to a Termination Event, the Board and any committees or subcommittees of the Board will not remove the Investor Director from the Board or any committee or subcommittee thereof, except as required by applicable law, without the prior written consent of the Investor Parties. Further, the Board or any applicable committee or subcommittee of the Board shall not implement any policy restricting the ability of any member of the Board to attend meetings of the Board or meetings of its committees or subcommittees, except to the extent required by applicable law.

(k) During the period from and after the date hereof and prior to a Termination Event, the Board will not create any “executive committee” of the Board, or delegate to any existing or new committee of the Board, responsibilities substantially similar to those of an executive committee, and the Board and each committee and subcommittee of the Board shall take all actions necessary to ensure that during such period, each committee and subcommittee of the Board shall not delegate to any existing or new committee of the Board, responsibilities substantially similar to those of any existing committee.

(l) Notwithstanding anything to the contrary in this Agreement, the Board shall at all times include at least three members who are independent within the meaning of National Instrument 52-110 Audit Committees; provided, that the foregoing shall not limit or otherwise modify the Company’s obligations with respect to the Investor Director provided herein.

Section 2. Board Observation Rights.

(a) From and after the date hereof until a Termination Event shall have occurred, the Investor Parties shall have the right to designate (i) one observer (the “Observer”) and (ii) one alternate observer (the “Alternate Observer”) to the Board and each formal or informal, current or future committee and subcommittee thereof (as applicable, the “Relevant Body”); provided, that the Investor Parties shall not be permitted to exercise its rights under this Section 2 if, at such time, an Investor Director is serving as a member of the Board.

(b) The Investor Parties hereby designate Benny Soffer as the initial Observer and Kevin Pyun as the initial Alternate Observer. The Alternate Observer shall have the same rights as the Observer in the event that the Observer is unable to exercise his or her rights as set forth herein or if so designated by the Investor Parties, effective immediately upon written notice to the Company. The term “Observer” herein shall also refer to any Alternate Observer that is actually exercising the rights hereunder of the applicable Observer.

(c) At any time and from time to time while this Agreement is in effect, the Observer and/or the Alternate Observer may be removed or replaced by the Investor Parties in their sole discretion. The Company agrees to take all necessary action to effect such removal and/or replacement appointment within ten (10) days of notice by the Investor Parties to the Company of such removal or replacement and during such ten (10) day period, any such replacement appointee shall have the same rights as the Observer hereunder (and the term “Observer” herein shall also refer to any such replacement appointee that is exercising the rights hereunder of the applicable Observer).

(d) The Observer shall be entitled to (i) attend and participate in (in person, telephonically or by such other means as is available to any member of the Relevant Body in connection with such meetings or in accordance with the terms herein) all meetings (whether regular or special, formal or informal) of such Relevant Body and all other meetings among a majority of the members of the Relevant Body and among a majority of the Relevant Body and the management of the Company and its Affiliates, successors and assigns at which the business of the Company and its Affiliates are discussed (including executive or similar sessions) (a “Relevant Body Meeting”) as if such Observer were a member of the Relevant Body who is participating in such Relevant Body Meeting, (ii) receive written notice of, and agendas and participation details for, all Relevant Body Meetings (including proposed minutes of previous meetings if not previously ratified) in accordance with the time periods for such notice pursuant to the governing documents of the Company (and in any event, including if notice is not prescribed pursuant to such governing documents, such notice shall be given simultaneously with the notice given to all other members of the Relevant Body) prior to such Relevant Body Meetings, (iii) if the Relevant Body proposes to take any action by written consent in lieu of a meeting or otherwise act other than at a Relevant Body Meetings receive (A) a draft of such written consent at the same time and in the same manner as if the Observer were a member of such Relevant Body executing such written consent (but in any case, not less than 24 hours prior to the taking of such action) and (B) a copy of such written consent when sent to some or all members of the Relevant Body for execution and (iv) receive all other documents (whether in draft or final form, and including all exhibits, schedules and appendices thereto), notices, presentations, minutes, reports, consents, resolutions, written materials and other information provided to any members of the Relevant Body. The Observer may contact any member of the Relevant Body and officers and management of the Company to discuss pending actions and any other matters. At the request of the Observer, the Company shall make arrangements for the telephonic or videoconference appearance of the Observer at any Relevant Body Meeting.

(e) Material actions at any applicable Relevant Body Meeting where the Observer was not given the notice provided for in Section 2(d)(i), or by any written consent (i) in connection with which the Observer was not given the form provided for in Section 2(d)(iii) or (ii) which is not in the form provided for in Section 2(d)(iii), shall not be effective unless the Company has used commercially reasonable efforts to ensure that the Observer has been given notice of the actions taken at such Relevant Body Meeting or provided the form of written consent approved at such Relevant Body Meeting.

(f) The Observer shall not be deemed a Director. For the avoidance of doubt, the Observer shall not (i) have voting rights or the right to participate in any action by written consent of any Relevant Body, (ii) have the right to call special meetings of any Relevant Body, or (iii) be counted for purposes of determining the size of any Relevant Body or whether a quorum has been obtained. The Observer shall not, by virtue of his or her capacity as such, have or be deemed to have, or otherwise be subject to, any duties (fiduciary or otherwise) to the Company or any of its Affiliates, it’s or their security holders or any other person or entity or any duties (fiduciary or otherwise) otherwise applicable to the members of the Relevant Body, except for confidentiality obligations as provided in the Policies and applicable to observers of the Board (but subject to the terms of any other agreement entered into by the Investor Parties and the Company with respect to confidentiality obligations of the Observer).

Section 3. Expenses. The Company shall pay all reasonable out-of-pocket expenses (including the reasonable cost of business class airfare, meals and lodging) of the Observer or the Investor Director, as applicable, in connection with the Observer’s in-person attendance at such Relevant Body Meetings and the Investor Director’s services provided to or on behalf of the Company, including attending meetings and events on behalf of the Company.

Section 4. Indemnification; Insurance.

(a) The Company shall indemnify and hold harmless the Observer, the Alternate Observer and the Investor Director (the “Indemnified Party”) from and against any and all losses, claims, causes of action, damages, liabilities and expenses, including attorney’s fees (collectively, “Losses”), to which the Indemnified Party may become subject, insofar as such Losses (or actions in respect thereof) arise out of, relate to, or are based upon such Indemnified Party’s services pursuant to the terms of this Agreement, or such Indemnified Party’s exercise of his or her rights under this Agreement. The Company will pay or reimburse the Indemnified Party for such Losses as they are incurred, including, without limitation, for amounts incurred in connection with investigating or defending any such Loss or action in respect thereof.

(b) Promptly after receipt by an Indemnified Party of notice of the commencement of any action, such Indemnified Party will, if a claim for indemnification in respect of such action is to be made under this Section 4, notify the Company in writing of the commencement thereof, but the delay or omission to so notify the Company will not relieve the Company from any liability under this Section 4 unless such omission or delay materially prejudices the Company. In case any such action is brought against an Indemnified Party, and such Indemnified Party notifies the Company of the commencement thereof, the Company will be entitled, to the extent it may wish, to participate in the defense thereof, with separate counsel, at its sole cost and expense. Such participation shall not relieve the Company of the obligation to pay or reimburse the Indemnified Party for reasonable legal and other expenses incurred by the Indemnified Party in defending himself or herself. The Company shall pay all reasonable legal fees and expenses of Indemnified Party in the defense of such claims or actions.

(c) In addition to, and notwithstanding the foregoing, the Indemnified Party shall be entitled to all rights to indemnification and exculpation, to the same extent and in the same manner, as are made available to any other Director as of the date hereof, together with any and all incremental rights added thereto following the date hereof. Until a Termination Event, unless required by applicable law, the Company shall not amend, alter or repeal any right to indemnification or exculpation covering or benefiting any Indemnified Party (except to the extent such amendment or alteration permits the Company to provide broader indemnification or exculpation rights on a retroactive basis than permitted prior thereto).

(d) Promptly upon (and in any event within 14 days of) the designation of any Observer and any Alternate Observer or the election of the Investor Director, each of the Observer, the Alternate Observer the Investor Director, on the one hand, and the Company, on the other hand, shall enter into an indemnification agreement, which shall include customary confidentiality provisions, in form reasonably acceptable to each of the Investor Parties, on the one hand, and the Company, on the other hand (each, an “Indemnification Agreement”).

(e) The Company hereby acknowledges that the Indemnified Parties may have certain rights to indemnification, advancement of expenses and/or insurance provided by other persons (collectively, “Other Indemnitors”). The Company hereby agrees, to the extent it is determined pursuant to the terms and conditions of this Agreement or an Indemnification Agreement that the Company has an obligation to indemnify or advance expenses to an

Indemnified Party for a particular matter, (i) that it is the indemnitor of first resort (i.e., its obligations to the Indemnified Party are primary and any obligation of any Other Indemnitor to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the Indemnified Party are secondary), (ii) that it shall be required to advance the full amount of expenses incurred by the Indemnified Party and shall be liable for the full amount of all Losses to the extent legally permitted and as required by the terms of this Agreement, an Indemnification Agreement, and/or any directors and officers liability insurance of the Company or its subsidiaries, without regard to any rights the Indemnified Party may have against the Other Indemnitors and (iii) that it irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims against the Other Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Other Indemnitors on behalf of the Indemnified Party with respect to any claim for which the Indemnified Party has sought indemnification from the Company shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Indemnified Party against the Company. The Company and the Indemnified Party agree that the Other Indemnitors are express third party beneficiaries of the terms of this Section 4(e).

(f) The Company shall cause to be maintained in effect a policy of liability insurance coverage in an amount determined by the Board to be reasonable and customary and, for so long as the Investor Director serves as a Director, maintain such coverage with respect to such Investor Director. With respect to each Observer, the Company shall use commercially reasonable efforts to maintain in effect a policy of liability insurance coverage for the Observer against liability that may be asserted against or incurred by him or her in his or her capacity as Observer which is equivalent in scope and amount to that provided to the other Directors and no less protective of the Observer than such policies. Upon removal or resignation of any Observer or any Investor Director for any reason, the Company shall take all actions reasonably necessary to extend coverage under the policy of liability insurance for a period of not less than six (6) years from any such event in respect of any act or omission occurring at or prior to such event. Upon request, the Company shall provide any Observer and any Investor Director, or his or her counsel, with a copy of all directors’ liability insurance applications, binders, policies, declarations, endorsements and other related materials.

Section 5. Assignment; Benefit of Parties; Transfer. Without the prior written consent of the other party, no party hereto may assign this Agreement or any of its rights or obligations hereunder and any assignment hereof will be null and void. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors, legal Representatives and assignees for the uses and purposes set forth and referred to herein.

Section 6. Remedies. The Company and the Investor Parties shall be entitled to enforce their rights under this Agreement specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights existing in their favor. The Parties agree and acknowledge that a breach of this Agreement would cause irreparable harm and money damages would not be an adequate remedy for any such breach and that, in addition to other rights and remedies hereunder, the Company and the Investor Parties shall be entitled to seek specific performance and/or injunctive or other equitable relief (without posting a bond or other security) from any court of law or equity of competent jurisdiction in order to enforce or prevent any violation of the provisions of this Agreement.

Section 7. Notices. All notices, requests and other communications provided for or permitted to be given under this Agreement must be in writing and shall be given by personal delivery, by certified or registered mail (postage prepaid, return receipt requested), by a nationally recognized overnight delivery service for next day delivery, by facsimile transmission or by electronic mail, to the address listed for each party in the Subscription Agreement (or to such other address as any party may give in a notice given in accordance with the provisions hereof). All notices, requests or other communications will be effective and deemed given only as follows: (a) if given by personal delivery, upon such personal delivery, (b) if sent by certified or registered mail, on the fifth Business Day after being deposited in the mail, (c) if sent for next day delivery by overnight delivery service, on the date of delivery as confirmed by written confirmation of delivery, (d) if sent by facsimile, upon the transmitter’s confirmation of receipt of such facsimile transmission, except that if such confirmation is received after 5:00 p.m. (in the recipient’s time zone) on a Business Day, or is received on a day that is not a Business Day, then such notice, request or communication will not be deemed effective or given until the next succeeding Business Day or (e) if sent by electronic mail, upon delivery. Notices, requests and other communications sent in any other manner will not be effective.

Section 8. No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

Section 9. No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended or shall be construed to confer upon, or give to, any person or entity other than the Parties and their respective successors and assigns any remedy or claim under or by reason of this Agreement or any terms, covenants or conditions hereof, and all of the terms, covenants, conditions, promises and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto and their respective successors and assigns; provided, that each of the Parties acknowledges and agrees that each of the Observer, the Alternate Observer and each Investor Director is third party beneficiary of this Agreement, and the Other Indemnitors are third party beneficiaries of the terms of Section 4(e), and in each case, are entitled to the rights and benefits hereunder and may enforce the provisions hereof as if they were a party hereto.

Section 10. Further Assurances. Each of the Parties agrees that it will hereafter execute and deliver any further document, agreement, instruments of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof.

Section 11. Counterparts. This Agreement may be executed in one or more counterparts, and may be delivered by means of facsimile or electronic transmission in portable document format, each of which shall be deemed to be an original and shall be binding upon the party who executed the same, but all of such counterparts shall constitute the same agreement.

Section 12. Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.

(a) This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to any choice of law principles. Each of the Parties irrevocably attorns and submits to the exclusive jurisdiction of (i) the state and federal courts sitting in the City of New York, Borough of Manhattan and (ii) the courts sitting in the City of Toronto, Province of Ontario with respect to any matters arising out of this Agreement and waives objection to the venue of any proceeding in such courts or that such courts provide an inconvenient forum. Process in any such action, suit or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, service of process on such party as provided in Section 7 shall be deemed effective service of process on such party.

(b) EACH PARTY ACKNOWLEDGES THAT ANY DISPUTE THAT MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY EXPRESSLY WAIVES ITS RIGHT TO JURY TRIAL OF ANY DISPUTE BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OTHER AGREEMENTS RELATING HERETO OR ANY DEALINGS AMONG THEM RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY. THE SCOPE OF THIS WAIVER IS INTENDED TO ENCOMPASS ANY AND ALL ACTIONS, SUITS AND PROCEEDINGS THAT RELATE TO THE SUBJECT MATTER OF THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY REPRESENTS THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) SUCH PARTY UNDERSTANDS AND WITH THE ADVICE OF COUNSEL HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND REPRESENTATIONS IN THIS SECTION 12(B).

Section 13. Complete Agreement; Inconsistent Agreements. This Agreement, together with that certain letter agreement, by and among the Company, the Investor Parties and Consonance Capital Management, LP, represents the complete agreement between the Parties as to all matters covered hereby, and supersedes any prior agreements or understandings among the Parties.

Section 14. Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). The Parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 15. Amendment and Waiver. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against the Company or the Investor Parties, or their permitted assigns, as applicable, unless such modification is approved in writing by the Company and the Investor Parties, or their permitted assigns, as applicable. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 16. Termination. Notwithstanding anything to the contrary contained herein, this Agreement shall expire and terminate automatically on the earlier of the following events (each, a “Termination Event”): (a) the Investor Parties (together with their Affiliates and permitted assigns) ceasing to beneficially own, or exercise control or direction over, in the aggregate, a number of issued and outstanding Common Shares equal to the lesser of (x) at least 20% of the number of issued and outstanding Common Shares held by the Investor Parties, in the aggregate, as of the date hereof and (y) 3% of the total issued and outstanding Common Shares of the Company at any time (provided, that if, and as often as, there are any changes in the Common Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or sale, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Common Shares as so changed), or (b) upon written notice by the Investor Parties to the Company; provided, however, that Sections 4-16 shall survive the termination of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

Company:

PROMETIC LIFE SCIENCES INC.

By:	(s) Simon Best

Name:	Simon Best

Title:	Interim President and CEO

[Signature Page to Board Observation Rights and Director Nomination Agreement]

Investor Parties:

CONSONANCE CAPITAL MASTER ACCOUNT L.P., by its investment manager, Consonance Capital Management LP

By:	(s) Benny Soffer
Name: Benny Soffer
Title: Partner and Portfolio Manager

P CONSONANCE OPPORTUNITIES LTD., by its investment manager, Consonance Capital Opportunity Fund Management LP

By:	(s) Benny Soffer
Name: Benny Soffer
Title: Partner and Portfolio Manager

[Signature Page to Board Observation Rights and Director Nomination Agreement]

Annex A

Certain Definitions

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Business Day” means any day that is not a Saturday, Sunday, legal holiday or other day on which commercial banks in New York, New York are authorized or required by applicable law to close.

“Director” means a member of the Board until such individual’s death, disability, disqualification, resignation, or removal.

“Investor Director” means an individual elected to the Board that has been nominated by the Investor Parties, or their permitted assigns, as applicable, pursuant to this Agreement.

“Nasdaq Listing Date” shall have the meaning ascribed to such term in the Registration Rights Agreement.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Representatives” means, with respect to any Person, such Person’s affiliates, and such Person’s and their affiliates’ principals, directors, officers, employees, attorneys, advisors, agents and other representatives.